Paris, October 31, 2006

First 9 months of 2006:

Sales growth of 2.6% on a comparable basis1

Adjusted EPS growth of 15.0%, or 7.5% excluding selected items3

The consolidated income statement for the first 9 months of 2006 is provided in the appendices. Consolidated net income after minority interests for the period was €3,431 million, compared with €1,802 million for the first 9 months of 2005, after the impact of the accounting treatment of acquisitions (primarily the acquisition of Aventis) and restructuring costs (€2,232 million after tax in 2006 and €3,089 million in 2005).

In order to give a better representation of our underlying economic performance, we have decided to publish and explain an adjusted consolidated income statement1 for the first 9 months of 2006 and the third quarter of 2006, and to compare them with an adjusted consolidated income statement for the first 9 months and third quarter of 2005 respectively. Adjusted net income for the first 9 months of 2006 was €5,663 million, compared with €4,891 million for the first 9 months of 2005.

Unless otherwise indicated, all sales growth figures in this press release are stated on a comparable basis1.

THIRD QUARTER:

▪	Third quarter of 2006 hit by the launch of a generic version of clopidogrel bisulfate in the United States on August 8, 2006, and by measures to curb healthcare costs in France and Germany.

▪	Net sales: €6,901 million, down 1.1% (down 4.2% on a reported basis). Excluding the impact of the introduction of generics of 4 products[2] in the United States, sales growth would have been 3.4%.

▪	Increase of 8.4% in R&D expenses.

▪	Adjusted EPS of €1.26 (down 12.5%), or €1.26 (down 7.4%) excluding selected items[3].

FIRST 9 MONTHS:

▪	Net sales: €21,017 million, up 2.6% (up 3.5% on a reported basis). Excluding the impact of the introduction of generics of 4 products[2] in the United States, sales growth would have been 8.1%.

▪	Increase of 11.2% in R&D expenses.

▪	Adjusted EPS of €4.21 (up 15.0%), or €3.87 (up 7.5%) excluding selected items (in particular the gain on the disposal of Exubera®).

ACOMPLIA® LAUNCHED IN 7 EUROPEAN COUNTRIES

2006 GUIDANCE

Barring major adverse events, the Group anticipates adjusted EPS growth of at least 2% for the full year 2006 (page 13).

1 Refer to the Appendices for definitions of financial indicators

2 Excluding net sales in the United States of Allegra®, Amaryl®, Arava® and DDAVP® (generics introduced in the second half of 2005)

3 Refer to Appendix 5.

Senior Vice President, Corporate Communications : Nicole Cranois
Vice President, Media and Brand Comminication : Michèle Gallard : +33 1.53.77.43.18
Vice President, Media Relations : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

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2006 third-quarter and 9-month net sales

In the third quarter of 2006, sanofi-aventis recorded net sales of €6,901 million, a fall of 1.1%. Exchange rate movements (relating mainly to the U.S. dollar) had an unfavorable effect of 2.4 points. Changes in Group structure had a negative effect of 0.7 of a point. On a reported basis, net sales fell by 4.2%.

In the 9 months to end September 2006, net sales rose by 2.6% to €21,017 million. Exchange rate movements (relating mainly to the U.S. dollar) had an favorable effect of 1.6 points. Changes in Group structure had a negative effect of 0.7 of a point. On a reported basis, net sales rose by 3.5%.

Net sales by business segment

Net sales reported by sanofi-aventis comprise net sales generated by the pharmaceuticals business and net sales generated by the human vaccines business.

Pharmaceuticals

Third-quarter net sales for the pharmaceuticals business, which were hit hard by the introduction of generics of 4 products4 in the United States and the effect of healthcare system reforms in France and Germany, fell by 0.4% to €6,254 million. Net sales of the top 15 products advanced by 1.5% to €4,221 million, representing 67.5% of pharmaceuticals net sales, against 66.2% for the comparable period in 2005.

Excluding the impact of generics of Allegra® and Amaryl® in the United States, the top 15 products would have achieved growth of 8.3% in the third quarter and 12.8% to end September.

In the 9 months to end September, net sales for the pharmaceuticals business totaled €19,290 million, up 1.3%. Net sales of the top 15 products rose by 5.0% to €12,868 million, representing 66.7% of pharmaceuticals net sales versus 64.4% for the comparable period in 2005.

€ million	Q3 2006 net sales	Change on a comparable basis	2006 9-month net sales	Change on a comparable basis
Lovenox®	583	+9.2%	1,821	+13.2%
Plavix®	543	+2.5%	1,688	+11.2%
Stilnox®/Ambien®/Ambien CR™	538	+33.8%	1,446	+29.9%
Taxotere®	429	+5.1%	1,315	+9.0%
Eloxatin®	417	+1.7%	1,291	+11.1%
Lantus®	412	+30.8%	1,215	+37.3%
Copaxone®	262	+12.4%	796	+20.4%
Aprovel®	252	+13.0%	750	+12.4%
Tritace®	223	-13.9%	706	-5.1%
Allegra®	156	-55.4%	525	-56.8%
Amaryl®	106	-43.9%	346	-36.7%
Xatral®	83	+5.1%	269	+12.1%
Actonel®	84	0.0%	264	+9.5%
Depakine®	73	-7.6%	227	-5.0%
Nasacort®	60	-3.2%	209	-1.9%
TOTAL TOP 15	4,221	+1.5%	12,868	+5.0%
TOTAL TOP 15 excl. impact Allegra® and Amaryl® in the USA *	4,120	+8.3%	12,565	+12.8%

* Excluding net sales of Allegra® and Amaryl® in the United States

4Allegra®, Amaryl®, Arava®, DDAVP®

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Third-quarter net sales of other pharmaceutical products fell by 4.3% to €2,033 million. Excluding the impact of generics of DDAVP® and Arava® in the United States5, net sales of other pharmaceutical products would have fallen by 2.1%.

In the 9 months to end September, net sales of other pharmaceutical products fell by 5.4% to €6 422 million. Excluding the impact of generics of DDAVP® and Arava® in the United States5, net sales of other pharmaceutical products would have fallen by 2.5%.

Human Vaccines

Third-quarter consolidated net sales for the human vaccines business fell by 7.0% to €647 million. The decline in sales during the quarter reflected the postponement to the fourth quarter of shipments of influenza vaccines in the United States, with production of the vaccine delayed by the changeover of two strains and by low yields in the initial production phase for one of these strains. Our objective of shipping 50 million doses of Fluzone® in the United States in 2006 is unchanged.

Menactra® recorded net sales of €78 million in the third quarter and €197 million in the 9 months to end September.

Sales of AdacelTM (adult tetanus-diphtheria-whooping cough booster), launched in the United States in July 2005, reached €46 million in the third quarter and €124 million in the 9 months to end September. A new production facility was approved by the FDA in August 2006 and is expected to be operational by the end of the year, making it easier for us to meet demand for certain whooping cough vaccines from 2007 onwards.

In the first 9 months of 2006, consolidated net sales for the human vaccines business were €1,727 million, an increase of 19.6%.

€ million	Q3 2006 net sales	Change on a comparable basis	2006 9-month net sales	Change on a comparable basis
Polio/Whooping Cough/Hib Vaccines	172	+17.0%	492	+16.0%
Adult Booster Vaccines	83	-3.5%	261	+20.8%
Influenza Vaccines	172	-35.3%	396	+18.6%
Travel Vaccines	67	+42.6%	191	+45.8%
Meningitis/Pneumonia Vaccines	102	-3.8%	253	+21.1%
Other vaccines	51	15.9%	134	+3.1%
TOTAL	647	-7.0%	1,727	+19.6%

Third-quarter sales at Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, fell by 26.6% on a reported basis to €181 million. Excluding Hexavac®, suspended by the EMEA in September 2005, Sanofi Pasteur MSD would have recorded a 21.9% decline in net sales on a reported basis. This drop in sales was due mainly to the postponement to the fourth quarter of shipments of the Vaxigrip influenza vaccine.

In September, Gardasil® (a product developed by Merck & Co) was approved in the European Union for use in prevention of high grade cervical dysplasia (CIN 2/3), cervical carcinoma, high grade vulvar dysplastic lesions (VIN 2/3), and external genital warts caused by human papillomavirus (HPV) types 6, 11, 16 and 18. Marketing of the product has already begun in Austria, Germany, Finland, Sweden, the United Kingdom and Ireland. The product is due to be launched in France by the end of the year.

5 Excluding net sales of Arava® and DDAVP® in the United States

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Two other vaccines developed by Merck & Co, which are to be marketed by Sanofi Pasteur MSD, were also approved recently by the European authorities:

- Zostavax®, a vaccine against herpes zoster (shingles) and herpes zoster related postherpetic neuralgia, was approved in May (frozen form); an application for approval of a refrigerated form was submitted in July 2006.

- Rotateq® was approved in June for the prevention of pediatric rotavirus gastroenteritis.

In the 9 months to end September, Sanofi Pasteur MSD posted sales of €467 million, down 11.4%. Excluding Hexavac®, the joint venture’s sales would have remained stable on a reported basis.

These sales are not consolidated by sanofi-aventis.

Net sales by geographical region

€ million	Q3 2006 net sales	Change on a comparable basis	2006 9-month net sales	Change on a comparable basis
Europe	2,927	-2.0%	9,157	+1.2%
United States	2,464	-5.0%	7,305	+0.2%
Other countries	1,510	+8.2%	4,555	+9.9%
TOTAL	6,901	-1.1%	21,017	+2.6%

In Europe, third-quarter net sales fell by 2.0%, having been heavily impacted by healthcare system reforms in France and Germany.

The German reforms, especially the pressure on doctors to curb prescriptions, led to a marked deceleration in the pharmaceutical market and on sanofi-aventis local sales during the third quarter. In addition, some of our products were particularly affected by parallel imports.

In the 9 months to end September, net sales in Europe rose by 1.2%.

In the United States, net sales were affected by competition from generics of 4 products2. Third-quarter net sales fell by 5.0%, while net sales for the 9 months to end September showed a slight increase of 0.2%.

Excluding the impact on net sales of these 4 products2, third-quarter sales growth would have been 7.7%, with the growth rate affected notably by the postponement of shipments of the Fluzone® influenza vaccine. In the 9 months to end September, excluding the impact of the same 4 products2 in the United States, net sales would have risen by 17.3%.

Growth in “Other Countries” reached 8.2% in the third quarter and 9.9% in the 9 months to end September. Latin America and Asia continue to post strong growth.

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Developed sales1

Developed sales give an indication of the overall presence of sanofi-aventis products in the market. Third-quarter developed sales were €7,537 million, a drop of 4.0%, reflecting the situation of Plavix® in the United States (see comments on developed sales of Plavix®). In the 9 months to end September, developed sales rose by 2.8% to €23,638 million.

Developed sales of Plavix®/Iscover®:

€ million	Q3 2006	Change on a comparable basis	2006 9 months	Change on a comparable basis
Europe	420	+3.7%	1,279	+10.0%
United States	377	-42.4%	1,894	+0.7%
Other countries	175	+16.7%	519	+19.0%
TOTAL	972	-19.7%	3,692	+6.1%

On August 8, 2006, Apotex announced that it had launched a generic version of clopidogrel bisulfate 75 mg tablets in competition with Plavix®. On August 31, 2006, the U.S. District Court for the Southern District of New York granted the motion filed by sanofi-aventis and Bristol-Myers Squibb for a preliminary injunction and ordered Apotex to halt sales of its generic version of clopidogrel bisulfate. However, the Court did not order the recall of products already sold by Apotex.

As a result, sales of Plavix® in the United States were hit hard during the third quarter, falling by 42.4% to €377 million, of which €67 million was recorded after August 8. However, growth in total prescriptions (TRx) of clopidogrel bisulfate remained strong at 12.7.%6 in the third quarter and 13.4%7 in the 9 months to end September.

In August 2006, the Food and Drug Administration approved a new indication for Plavix® in patients suffering from acute ST-segment elevation myocardial infarction, to reduce the rate of death from any cause and the rate of a combined endpoint of re-infarction, stroke or death. The same indication was approved in the European Union in September.

In Europe, third-quarter net sales of Plavix® rose by 3.7% to €420 million. This low rate of growth was largely due to a decline in sales in Germany, reflecting a marked slowdown in the local market.

In Japan, the launch of Plavix® as a treatment for the reduction of recurrence after ischemic cerebrovascular disorder continued, subject to the conditions imposed by the Japanese authorities (6-month Post-Marketing Vigilance Period, and prescriptions limited to a maximum of two weeks for a 12-month period).

6 IMS NPA 3 channels-Q3 2006

7 IMS NPA 3 channels- YTD end September 2006

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Developed sales of Aprovel®/Avapro®/Karvea®:

€ million	Q3 2006	Change on a comparable basis	2006 9 months	Change on a comparable basis
Europe	214	+8.1%	649	+10.8%
United States	126	+8.6%	378	+15.6%
Other countries	95	+14.5%	272	+14.3%
TOTAL	435	+9.6%	1,299	+12.9%

Third-quarter developed sales of Aprovel®/Avapro®/Karvea® were up 9.6% at €435 million.

In the United States, the product posted 8.6% net sales growth in the third quarter. Prescriptions (TRx) rose by 3.2%6 in the quarter. Total prescriptions of the product in the 9 months to end September rose by 4.4%7.

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Comments by product

Geographical split of consolidated net sales by product (Top 15)

Q3 2006 net sales (€ million)	Europe	Change on a comparable basis	USA	Change on a comparable basis	Other countries	Change on a comparable basis
Lovenox®	164	+3.8%	358	+11.9%	61	+8.9%
Plavix®	391	+3.7%	41	-38.8%	111	+29.1%
Stilnox®/Ambien®/Ambien CR™	24	-11.1%	489	+37.4%	25	31.6%
Taxotere®	174	+7.4%	174	+0.6%	81	+11.0%
Eloxatin®	144	+2.1%	234	0.0%	39	+11.4%
Lantus®	131	+22.4%	244	+33.3%	37	+48.0%
Copaxone®	71	+20.3%	177	+9.9%	14	+7.7%
Aprovel®	197	+9.4%	-	-	55	+27.9%
Tritace®	117	-15.8%	3	-	103	-13.4%
Allegra®	10	0.0%	97	-66.8%	49	+2.1%
Amaryl®	38	-43.3%	4	-93.4%	64	+4.9%
Xatral®	45	-19.6%	25	+92.3%	13	+30.0%
Actonel®	57	-3.4%	-	-	27	+8.0%
Depakine®	52	-13.3%	-	-	21	+10.5%
Nasacort®	8	+14.3%	46	-6.1%	6	0.0%

2006 9-month net sales (€ million)	Europe	Change on a comparable basis	USA	Change on a comparable basis	Other countries	Change on a comparable basis
Lovenox®	515	+6.2%	1,123	+16.6%	183	+14.4%
Plavix®	1,202	+10.2%	151	-12.2%	335	+31.4%
Stilnox®/Ambien®/Ambien CR™	72	-11.1%	1,306	+34.5%	68	+11.5%
Taxotere®	536	+15.8%	534	+0.9%	245	+14.5%
Eloxatin®	440	+8.9%	730	+9.3%	121	+34.4%
Lantus®	386	+29.1%	729	+38.6%	100	+66.7%
Copaxone®	207	+21.8%	547	+21.0%	42	+7.7%
Aprovel®	595	+10.2%	-	-	155	+22.0%
Tritace®	387	-9.4%	13	+160.0%	306	-1.9%
Allegra®	43	0.0%	291	-69.3%	191	-15.5%
Amaryl®	141	-27.7%	12	-93.2%	193	+10.3%
Xatral®	165	-4.6%	67	+86.1%	37	+19.4%
Actonel®	185	+8.2%	-	-	79	+12.9%
Depakine®	158	-10.7%	-	-	69	+11.3%
Nasacort®	32	+10.3%	156	-4.3%	21	0.0%

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Net sales of Lovenox®, the leading low molecular weight heparin on the market, reached €583 million in the third quarter, a rise of 9.2%. Growth of the product continues to be driven by its increasing use in medical prophylaxis. Sales in Europe rose by 3.8%, with the growth rate adversely affected by a decline in German sales of the product. In the 9 months to end September, net sales of Lovenox® advanced by 13.2%.

Filing for approval of Lovenox® as a treatment for patients suffering from acute ST-segment elevation myocardial infarction (ExTRACT study) is due to take place in the fourth quarter in both Europe and the United States. This new indication is expected to further enhance the superiority of Lovenox over non-fractioned heparins.

The results of the PREVAIL study, evaluating the benefits of Lovenox® in the prevention of deep vein thrombosis after ischemic cerebrovascular events, are due to be presented to the American Society of Hematology in December 2006.

In addition to the decline in sales in Germany consolidated net sales of Plavix® were hit by the launch of a generic version of clopidogrel bisulfate 75 mg tablets in the United States. Sales of Plavix® raw materials for shipment to the United States (consolidated by sanofi-aventis) fell by 38.8% in the quarter, to €41 million. Excluding this effect, Plavix® would have recorded 8.4% growth in the quarter.

Net sales of Ambien®/Ambien CR™ in the United States rose by 37.4% in the quarter to €489 million. The product had a market share of 45.2%8 at the end of September, versus 44.7% at the end of June (IMS NPA-3 channels). To end September, prescriptions of Ambien CR™ represented some 27% of prescriptions of Ambien® brand products.

The pediatric dossier for Ambien® was submitted to the FDA on 29 September 2006.

In Japan, sales of Myslee® (developed sales) reached €84 million, an increase of 15.3%.

Taxotere® recorded third-quarter growth of 11.0% in “Other Countries” and 7.4% in Europe. In the United States, the product continues to gain market share as an adjuvant breast cancer treatment, despite a difficult competitive environment.

Taxotere® was recently approved in the United States and Europe for advanced stage gastric cancer in association with the standard treatment (cisplatin and 5-fluorouracile). On October 23, the European Commission has adopted the positive opinion of the Committee for Human Medicinal Products opinion (CHMP) of the European Medicines Agency (EMEA) on the use in Europe of Taxotere® in combination with a classic regimen (cisplatin and 5-fluorouracil) as induction treatment for patients with inoperable locally advanced squamous cell carcinoma of the head and neck, also referred as head and neck cancer. This additional indication was also approved in the United States on October17.

The FDA has granted a pediatric extension for Eloxatin® in the United States, extending the data protection period by six months until February 2007.It also extends other regulatory exclusivity periods by 6 months.

To further strengthen its portfolio in oncology, on July 3 sanofi-aventis announced it had signed an agreement with the Japanese pharmaceutical company Taiho giving sanofi-aventis the rights to develop and market the oral anticancer agent S-1, a new proprietary oral derivative of fluorouracil from Taiho. Sanofi-aventis will lead the development and marketing of the product worldwide, except in Japan and some other Asian countries. Taiho will be involved in the development of the product and will have the option of participating in the promotion of the product in any country in which sanofi-aventis markets it.

On October 13, Taiho and sanofi-aventis announced that, based on the recommendations of the Steering Committee of a study conducted by Taiho to assess the S-1 oral anticancer agent as an adjuvant gastric cancer treatment after surgery, the interim efficacy analysis demonstrated superior clinical benefits in the S-1 arm of the study.

8 IMS NPA 3 channels – September 2006

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Lantus®, the world’s leading insulin brand, continues to show excellent performances, with net sales up 30.8% in the third quarter to €412 million. In the 9 months to end September, the product posted net sales of €1,215 million, up 37.3%. The new disposable pen, Solostar®, was approved in Europe in September, and the application is currently under review in the United States. The first launches of Solostar® are scheduled for the final quarter of 2006.

Acomplia®, initially launched at end June in the United Kingdom, is now available in Germany, Denmark, Norway, Finland, Austria and Ireland. Third-quarter net sales totaled €11 million. Two months after its launch in the United Kingdom, the product is getting very positive feedback from specialists and general practitioners treating obese patients with cardiometabolic risk factors.

In Denmark, Acomplia® is reimbursable, subject to prior authorization, for patients with a Body Mass Index of more than 27 with life-threatening obesity-related conditions such as type 2 diabetes or dyslipidemia (low levels of HDL cholesterol plus hypertriglyceridemia) who fail to respond adequately to a weight-loss diet.

In Ireland, Acomplia® will be reimbursed without restriction in its approved indications by the Department of Health & Children from November 1, 2006.

On October 18, the German Federal Joint Committee (“Gemeinsamer Bundesausschuss” – “G-BA”) announced that it had recommended classifying Acomplia® under Section 34 of the Social Code Volume V (“Sozialgesetzbuch Bd. V” –“SGB V”). Section 34 covers products viewed as lifestyle medications which are currently not reimbursed by German statutory health insurance (“Gesetzliche Krankenkasse”). This decision is pending final ratification by the Ministry of Health within a period of two months. It becomes legally binding after publication in the Official Journal of the Government (“Bundesanzeiger”). Sanofi-aventis regards this classification as not only unjustified on public health policy grounds, but also as unlawful. If the G-BA decision were to be ratified, sanofi-aventis intends to challenge the decision to refuse reimbursement under Section 34 in the courts.

The results of the SERENADE trial evaluating rimonabant in type II diabetes patients not receiving treatment will be presented at the World Diabetes Fondation in December 2006.

Regarding the ongoing review of rimonabant® in the United States, the company has submitted on October 26, 2006 the complete response to the approvable letter received from the FDA on February 17, 2006.

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Adjusted consolidated income statement (unaudited)

The adjusted consolidated income statement is presented in Appendix 3.

Refer to Appendix 1 for a definition of “adjusted net income”, and to Appendix 4 for a reconciliation of the consolidated income statement to the adjusted consolidated income statement.

Third quarter of 2006

Net sales generated by sanofi-aventis in the third quarter of 2006 fell by 4.2% on a reported basis to €6,901 million.

Gross profit was €5,302 million. The gross margin ratio was 76.8%, against 78.7% in the comparable period of 2005. This reduction was mainly due to two factors:

-

A 1 percentage point increase (to 26.7%) in the ratio of cost of sales to net sales, due to generics of Allegra®, Amaryl®, Arava® and DDAVP®. The third-quarter ratio was in line with that for the first half of 2006.

-	A 24.2% decline in other revenues (€241 million) due to the marked drop in royalties generated by Plavix® in the United States.

Research and development expenses continued their increase in the third quarter, and were 8.4% higher than in the third quarter of 2005 at €1,075 million. As in the first half of 2006, this rise reflects increasing Phase III clinical trials activity in pharmaceuticals and greater investment in R&D in the vaccines business. Research and development expenses represented 15.6% of net sales, against 13.8% in the third quarter of 2005.

Selling and general expenses were 10.5% lower than in the third quarter of 2005 at €1,806 million, equivalent to 26.2% of net sales. During the quarter, there was a slowdown in selling expenses in the United States, Germany and France as sanofi-aventis adapted to the changing market environment. There was a further marked reduction in general expenses.

Other current operating income and expenses totaled €96 million, compared with €29 million in the third quarter of 2005. This improvement was due to foreign exchange differences, which showed a net gain of €27 million compared with a net loss of €50 million in 2005.

Operating income – current was down 6.5% at €2,481 million, and represented 36.0% of net sales as opposed to 36.8% in the third quarter of 2005.

Operating income was down 7.7% at €2,479 million.

Net financial expense was €53 million, against €19 million for the third quarter of 2005, when sanofi-aventis recorded a gain of €64 million on the disposal of various holdings (mainly Transkaryotic and Viropharma).

Interest expense on debt came to €92 million, compared with €104 million in the third quarter of 2005.

Income tax expense was €743 million, against €829 million in the third quarter of 2005. The effective tax rate was 30.6%, versus 31.1% in the comparable period of 2005.

The share of profits from associates was €116 million, compared with €175 million in the third quarter of 2005. This item was hit by the situation affecting Plavix® in the United States, and reflects the decline in the share of after-tax profits from territories managed by BMS (primarily the United States) under the Plavix® and Avapro® alliance (€56 million, versus €112 million in the third quarter of 2005).

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Minority interests totaled €100 million, against €91 million in the third quarter of 2005. This line includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€95 million, versus €82 million in the third quarter of 2005).

Adjusted net income was down 11.6% at €1,699 million.

After excluding selected items, adjusted net income was also €1,699 million, down 6.6% on the 2005 third-quarter figure of €1,819 million (see Appendix 5).

Adjusted earnings per share (EPS) was €1.26, 12.5% lower than the 2005 third-quarter figure of €1.44, based on an average number of shares outstanding of 1,348.0 million in the third quarter of 2006 and 1,337.1 million in the third quarter of 2005.

After excluding selected items, adjusted EPS was also €1.26, 7.4% lower than the 2005 third-quarter figure of €1.36 (see Appendix 5).

First 9 months of 2006

Net sales generated by sanofi-aventis in the first 9 months of 2006 were €21,017 million, an increase of 3.5% on a reported basis.

Gross profit was €16,307 million, 2.6% higher than in the first 9 months of 2005. The gross margin ratio was 77.6%, versus 78.3% in the comparable period of 2005. The ratio of cost of sales to net sales increased by just 0.6 of a point to 26.6%, due to the impact of generics of Allegra®, Amaryl®, Arava® and DDAVP® in the United States. Other revenues rose by only 2.5% (€888 million) in the first 9 months of the year, affected by the significant decline in royalties generated by Plavix® in the United States in the third quarter.

Research and development expenses were 11.2% higher than in the first 9 months of 2005 at €3,219 million, representing 15.3% of net sales (versus 14.3% in the 9 months to end September 2005).

Selling and general expenses were 1.7% down on the first 9 months of 2005 at €5,867 million, equivalent to 27.9% of net sales. Selling expenses were virtually unchanged year on year due to the reduction in the third quarter, while general expenses were lower than in the comparable period of 2005.

Other current operating income and expenses totaled €236 million, against €98 million on the 9 months to end September 2005. This line includes the income generated by the agreement with Prasco on the marketing of authorized generics in the United States. Net foreign exchange differences were neutral in the first 9 months of 2005, compared with a net loss of €44 million in the comparable period of 2005.

Operating income – current advanced by 4.3% to €7,355 million, and represented 35.0% of net sales, an improvement of 0.3 of a point on the first 9 months of 2005.

Other operating income and expenses totaled €520 million, compared with €44 million in the first 9 months of 2005. This line includes gains on disposals of €548 million, of which €460 million (€384 million after tax) related to Exubera® and €45 million to the sale of the residual 30% interest in an Animal Nutrition business.

Operating income was up 11.5% at €7,872 million.

Net financial expense came to €146 million, compared with €224 million in the comparable period of 2005. The reduction in net financial expense was mainly attributable to a reduction in debt due to the cash flow generated by sanofi-aventis. Interest expense on debt was €250 million, versus €339 million in the first 9 months of 2005.

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Net financial expense was also helped by gains on financial instruments (€50 million, versus €32 million in the first 9 months of 2005).

Income tax expense was €2,282 million, compared with €2,131 million for the first 9 months of 2005, giving an effective tax rate of 29.5%, against 31.2% for the first 9 months of 2005. Excluding the gain on Exubera®, the effective tax rate for the 9 months to end September 2006 was 30.3%.

The share of profit from associates totaled €509 million, compared with €444 million in the 9 months to end September 2005. This line includes the share of after-tax profits from territories managed by BMS (primarily the United States) under the Plavix® and Avapro® alliance (€308 million, compared with €295 million in the first 9 months of September 2005), which in the third quarter was hit by the situation affecting Plavix® in the United States.

There was a significant increase in the contribution from Merial in the 9 months to end September 2005.

Minority interests amounted to €290 million, compared with €261 million in the first 9 months of 2005. This line includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€277 million, versus €220 million in the 9 months to end September 2005).

Adjusted net income was up 15.8% at €5,663 million.

Excluding selected items, adjusted net income was €5,203 million, 8.2% higher than the €4,807 million posted in the first 9 months of 2005 (see Appendix 5).

Adjusted earnings per share (EPS) came to €4.21, 15.0% up on the 2005 9-month figure of €3.66, based on an average number of shares outstanding of 1,346.1 million for the first 9 months of 2006 and 1,335.8 million for the comparable period of 2005.

Excluding selected items, adjusted EPS was €3.87, 7.5% higher than the 2005 9-month figure of €3.60 (see Appendix 5).

Consolidated net debt

Consolidated net debt, which stood at €8.8 billion at June 30, 2006, amounted to €7.4 billion at September 30, 2006; this represented an improvement of €2.5 billion relative to December 31, 2005. Gearing stood at 16.0% at end September 2006, compared with 19.5% at end June 2006 and 21.4% at end December 2005.

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2006 FULL-YEAR GUIDANCE

Sanofi-aventis does not have knowledge about the quantity of generic clopidogrel remaining in the supply chain in the United States at end September 2006. Consequently, although some sales of Plavix® have been recorded since August 8 (€67 million from August 8 through September 30), it is not possible to extrapolate these figures over the fourth quarter.

The above along with other information currently available to the company leads it to anticipate, barring major adverse events, adjusted EPS growth of at least 2% for the full year 2006:

• taking into account the effect on 2006 adjusted net income of Apotex’s pre-injunction sales of a generic clopidogrel bisulfate product, assumed to be in sufficient quantities to satisfy substantially all U.S. market demand through the end of 2006;

• taking into account the full-year impact of the availability of generics of Allegra®, Amaryl®, Arava® and DDAVP® in the United States;

• taking into account the substantial launch costs of Plavix® in Japan and rimonabant;

• assuming selected items of €300 million, compared to after-tax selected items of €168 million in 2005; and

• based on an exchange rate of €1:$1.25, with sensitivity to the euro/dollar exchange rate estimated at 0.6% of growth for a 1-cent movement in the exchange rate.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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Recent Events

August 8, 2006	Update on the Plavix® patent infringement suit brought by sanofi-aventis and Bristol-Myers Squibb against Apotex
August 17, 2006	New indication for Plavix® approved by the FDA, and new therapeutic option for the most sever form of myocardial infarction
August 31, 2006

Non approvable letter from the FDA for dronedarone in the treatment of atrial fibrillation/atrial flutter. A new filing is expected in the United States in the first half of 2008 based on the data from the ongoing ATHENA study.

August 31, 2006

Announcement that the U.S. District Court for the Central District of California had set a revised trial date of December 4, 2006 for the separate trial on intent issues in the Lovenox® patent infringement case against Amphastar and Teva.

August 31/ September 1, 2006

Announcement that the U.S. District Court for the Southern District of New York granted the motion filed by sanofi-aventis and Bristol-Myers Squibb for a preliminary injunction and ordered Apotex Inc. and Apotex Corp. to halt sales of their generic version of clopidogrel bisulfate that competes with Plavix®. However, the Court did not order the recall of products already sold or shipped.

September 1, 2006	Update to 2006 guidance.
September 7, 2006	Announcement of the withdrawal of the European application for marketing authorization in the treatment of atrial fibrillation/atrial flutter. A new filing is expected in the first half of 2008.
September 7, 2006	Authorization of a new indication for Plavix® to include patients with ST-segment elevation acute myocardial infarction who are eligible for thrombolytic therapy.
September 13, 2006

Announcement of the ruling by the arbitration tribunal in the arbitration proceedings against Rhodia. The tribunal rejected Rhodia’s claim for compensation on environmental matters, and declared that it did not have jurisdiction to rule on pensions issues.

September 19, 2006	Announcement by Sanofi Pasteur of the first clinical trial of a new cell culture based H7N1 vaccine
September 21, 2006

Denial by the United States Court of Appeals for the Federal Circuit of the motion by Apotex to stay the August 31, 2006 preliminary injunction issued by the United States District Court for the Southern District of New York. The Court set an expedited schedule for Apotex’s appeal of the preliminary injunction, with oral argument scheduled for October 31, 2006.

September 22, 2006	Positive opinion of the Committee for Human Medicinal Products (CHMP) for Taxotere® as a head and neck cancer treatment in the European Union.
September 25, 2006	Signature of a co-promotion agreement with UCB for Xyzal® in the United States.
October 13, 2006	Announcement by Taiho and sanofi-aventis of a positive interim outcome from a study evaluating S-1 as an adjuvant treatment for gastric cancer.
October 17, 2006	Sanofi-aventis sold its entire stake in the capital of Rhodia representing 96,110,182 shares, for a total consideration of €183 million.
October 18, 2006	Announcement of FDA approval of Taxotere® as a treatment for patients with head and neck cancer

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Financial Timetable

February 13, 2007	2006 results – Analyst/Investor meeting in Paris
May 3, 2007	2007 first-quarter sales and results
May 31, 2007	Shareholders’ Annual General Meeting
August 1, 2007	2007 second-quarter sales and results
October 31, 2007	2007 third-quarter sales and results

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Appendices

List of appendices

Appendix 1:	Explanatory notes

Appendix 2:	2006 third-quarter and 9-month net sales by product

Appendix 3:	2006 third-quarter and 9-month adjusted consolidated financial statements (unaudited)

Appendix 4:	2006 third-quarter and 9-month reconciliations of consolidated income statement to adjusted consolidated income statement (unaudited)

Appendix 5:	Trends in selected adjusted income statement items

Appendix 1: Explanatory notes

Comparable net sales

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

We exclude the impact of exchange rates by recalculating sales for the prior period on the basis of exchange rates used in the current period. We exclude the impact of acquisitions by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2005 third-quarter net sales to 2005 third-quarter comparable net sales

€ million	Q3 2005
Q3 2005 net sales	7,200
Impact of changes in Group structure	(46)
Impact of exchange rates	(177)
Q3 2005 comparable net sales	6,977

Reconciliation of 2005 9-month net sales to 2005 9-month comparable net sales

€ million	2005: 9 months
2005 9-month net sales	20,304
Impact of changes in Group structure	(136)
Impact of exchange rates	321
2005 9-month comparable net sales	20,489

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Developed sales

When we refer to “developed sales” of a product, we mean our consolidated net sales minus sales of products to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan) and Fujisawa on Stilnox®/Myslee® (zolpidem). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

Reconciliation of net sales to developed sales.

€ million	Q3 2006
Net sales	6,901
Non-consolidated sales of Plavix®/Iscover®, net of sales of product to BMS	429
Non-consolidated sales of Aprovel®/Avapro®/Karvea®, net of sales of product to BMS	183
Non-consolidated sales of Stilnox®/Myslee®, net of sales of product to Fujisawa	24
Developed sales	7,537

€ million	2006: 9 months
Net sales	21,017
Non-consolidated sales of Plavix®/Iscover®, net of sales of product to BMS	2,004
Non-consolidated sales of Aprovel®/Avapro®/Karvea®, net of sales of product to BMS	549
Non-consolidated sales of Stilnox®/Myslee®, net of sales of product to Fujisawa	68
Developed sales	23,638

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Adjusted net income

We define “adjusted net income” as accounting net income after minority interests (determined under IFRS) adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. Sanofi-aventis believes that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

▪	Charges arising from the remeasurement of inventories at fair value, net of tax

▪	Amortization/impairment expense generated by the remeasurement of intangible assets, net of tax

▪	Any impairment charged against the goodwill arising on the acquisition

Sanofi-aventis also excludes from adjusted net income any integration and restructuring costs that are specific to the acquisition of Aventis by sanofi-aventis.

€ million	Q3 2006 Consolidated financial statements (unaudited)	Q3 2006 Adjusted consolidated financial statements (unaudited)	2006: 9 months Consolidated financial statements (unaudited)	2006: 9 months Adjusted consolidated financial statements (unaudited)
Net sales	6,901	6,901	21,017	21,017
Net income*	1,050	1,699	3,431	5,663
Basic EPS	0.78	1.26	2.55	4.21

* After minority interests

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Appendix 2: 2006 third-quarter and 9-month net sales by product

2006 third-quarter net sales by product:

€ million	Q3 2006 net sales	Q3 2005 comparable net sales	Q3 2005 reported net sales
Lovenox®	583	534	551
Plavix®	543	530	534
Stilnox®/Ambien®/Ambien CR™	538	402	419
Taxotere®	429	408	420
Eloxatin®	417	410	422
Lantus®	412	315	325
Copaxone®	262	233	240
Aprovel®	252	223	225
Tritace®	223	259	260
Allegra®	156	350	367
Amaryl®	106	189	195
Xatral®	83	79	80
Actonel®	84	84	99
Depakine®	73	79	81
Nasacort®	60	62	65
TOTAL	4,221	4,157	4,283
Other products	2,033	2,124	2,200
TOTAL Pharmaceuticals	6,254	6,281	6,483
Vaccines	647	696	717
TOTAL net sales	6,901	6,977	7,200

2006 9-month net sales by product

€ million	2006 9-month net sales	2005 9-month comparable net sales	2005 9-month reported net sales
Lovenox®	1,821	1,608	1,571
Plavix®	1,688	1,518	1,508
Stilnox®/Ambien®/Ambien CR™	1,446	1,113	1,089
Taxotere®	1,315	1,206	1,184
Eloxatin®	1,291	1,162	1,141
Lantus®	1,215	885	869
Copaxone®	796	661	646
Aprovel®	750	667	661
Tritace®	706	744	724
Allegra®	525	1,216	1,185
Amaryl®	346	547	542
Xatral®	269	240	237
Actonel®	264	241	275
Depakine®	227	239	238
Nasacort®	209	213	206
TOTAL	12,868	12,260	12,076
Other products	6,422	6,785	6,809
TOTAL Pharmaceuticals	19,290	19,045	18,885
Vaccines	1,727	1,444	1,419
TOTAL net sales	21,017	20,489	20,304

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Appendix 3: 2006 third-quarter and 9-month adjusted consolidated financial statements (unaudited)

2006 third-quarter adjusted consolidated financial statements (unaudited)

€ million	Q3 2006 Adjusted consolidated income statement (unaudited)	as % of net sales	Q3 2005 Adjusted consolidated income statement (unaudited)	as % of net sales	% change
Net sales	6,901	100.0%	7,200	100%	-4.2%
Other revenues	241	3.5%	318	4.4%	-24.2%
Cost of sales	(1,840)	(26.7%)	(1,853)	(25.7%)	-0.7%
Gross profit	5,302	76.8%	5,665	78.7%	-6.4%
Research and development expenses	(1,075)	(15.6%)	(992)	(13.8%)	+8.4%
Selling and general expenses	(1,806)	(26.2%)	(2,018)	(28.0%)	-10.5%
Other current operating income	122	-	59	-	+106.8%
Other current operating expenses	(26)	-	(30)	-	-13.3%
Amortization of intangibles	(36)	-	(31)	-	+16.1%
Operating income – current	2,481	36.0%	2,653	36.8%	-6.5%
Restructuring costs	-	-	(3)	-	-
Impairment of PP&E and intangibles	(2)	-	0	-	-
Other operating income and expenses	-	-	37	-	-
Operating income	2,479	35.9%	2,687	37.3%	-7.7%
Financial expenses	(119)	-	(123)	-	-3.3%
Financial income	66	-	104	-	-36.5%
Income before tax and associates	2,426	35.2%	2,668	37.1%	-9.1%
Income tax expense	(743)	(10.9%)	(829)	(11.5%)	-10.4%
Effective tax rate	30.6%	-	31.1%	-	-
Share of profit/loss of associates	116	-	175	-	-33.7%
Consolidated net income	1,799	26.1%	2,014	28.0%	-10.7%
Minority interests	100	-	91	-	+9.9%
Net income after minority interests	1,699	24.6%	1,923	26.7%	-11.6%
Average number of shares outstanding (m)	1,348.0		1,337.1
Earnings per share (in euros)	1.26		1.44		-12.5%

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2006 9-month adjusted consolidated financial statements (unaudited)

€ million	2006: 9 months Adjusted consolidated income statement (unaudited)	as % of net sales	2005: 9 months Adjusted consolidated income statement (unaudited)	as % of net sales	% change
Net sales	21,017	100.0%	20,304	100%	+3.5%
Other revenues	888	4.2%	866	4.3%	+2.5%
Cost of sales	(5,598)	(26.6%)	(5,271)	(26.0%)	+6.2%
Gross profit	16,307	77.6%	15,899	78.3%	+2.6%
Research and development expenses	(3,219)	(15.3%)	(2,894)	(14.3%)	+11.2%
Selling and general expenses	(5,867)	(27.9%)	(5,967)	(29.4%)	-1.7%
Other current operating income	322	-	192	-	+67.7%
Other current operating expenses	(86)	-	(94)	-	-8.5%
Amortization of intangibles	(102)	-	(84)	-	+21.4%
Operating income – current	7,355	35.0%	7,052	34.7%	+4.3%
Restructuring costs	-	-	(30)	-	-
Impairment of PP&E and intangibles	(3)	-	(3)	-	-
Other operating income and expenses	520	-	44	-	-
Operating income	7,872	37.5%	7,063	34.8%	+11.5%
Financial expenses	(399)	-	(428)	-	-6.8%
Financial income	253	-	204	-	+24.0%
Income before tax and associates	7,726	36.8%	6,839	33.7%	+13.0%
Income tax expense	(2,282)	(10.9%)	(2,131)	(10.5%)	+7.1%
Effective tax rate	29.5%	-	31.2%	-	-
Share of profit/loss of associates	509	-	444	-	+14.6%
Consolidated net income	5,953	28.3%	5,152	25.4%	+15.5%
Minority interests	290	-	261	-	+11.1%
Net income after minority interests	5,663	26.9%	4,891	24.1%	+15.8%
Average number of shares outstanding (m)	1,346.1		1,335.8
Earnings per share (in euros)	4.21		3.66		+15.0%

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Appendix 4: 2006 third-quarter and 9-month reconciliations of consolidated income statement to adjusted consolidated income statement (unaudited)

2006 third-quarter reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited)

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €637 million net of deferred taxes (with no cash impact for the Group) and restructuring charges (€12 million net of tax), i.e. a total impact of €649 million.

€ million	Q3 2006 Consolidated (unaudited)	Adjustments	Q3 2006 Adjusted consolidated (unaudited)
Net sales	6,901		6,901
Other revenues	241		241
Cost of sales	(1,843)	3 (a)	(1,840)
Gross profit	5,299	3	5,302
Research and development expenses	(1,075)		(1,075)
Selling and general expenses	(1,806)		(1,806)
Other current operating income	122		122
Other current operating expenses	(26)		(26)
Amortization of intangibles	(1,026)	990 (b)	(36)
Operating income – current	1,488	993	2,481
Restructuring costs	(17)	17 (c)	-
Impairment of PP&E and intangibles	2	(4) (d)	(2)
Other operating income and expenses	-		-
Operating income	1,473	1,006	2,479
Financial expenses	(119)		(119)
Financial income	66		66
Income before tax and associates	1,420	1,006	2,426
Income tax expense	(366)	(377) (e)	(743)
Share of profit/loss of associates	96	20 (f)	116
Consolidated net income	1,150	649	1,799
Minority interests	100		100
Net income after minority interests	1,050	649	1,699
Average number of shares outstanding (m)	1,348.0		1,348.0
Earnings per share (in euros)	0.78	0.48	1.26

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The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) and of restructuring charges on the 2006 third-quarter consolidated income statement are as follows:

a)	A charge of €3 million arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group

b)	An amortization charge of €990 million against intangible assets. This adjustment has no cash impact on the Group.

c)	A pre-tax restructuring charge of €17 million.

d)	A reversal of impairment losses of €4 million. This adjustment has no cash impact on the Group.

e)	The tax impact primarily comprises:

1.

Deferred taxes of €372 million generated primarily by the amortization charge of €990 million taken against intangible assets, the reversal of impairment losses on intangibles of €4 million, and the €3 million charge arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

2.	A tax saving of €5 million related to the €17 million of restructuring charges.

f)

In “Share of profit/loss from associates”, a €20 million charge corresponding to amortization and impairment of intangibles (net of tax) and the workdown of acquired inventories. This adjustment has no cash impact on the Group.

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2006 9-month reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited):

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €2,167 million net of deferred taxes (with no cash impact for the Group) and restructuring charges (€65 million net of tax), i.e. a total impact of €2,232 million.

€ million	2006: 9 months Consolidated (unaudited)	Adjustments	2006: 9 months Adjusted consolidated (unaudited)
Net sales	21,017		21,017
Other revenues	888		888
Cost of sales	(5,611)	13 (a)	(5,598)
Gross profit	16,294	13	16,307
Research and development expenses	(3,219)		(3,219)
Selling and general expenses	(5,867)		(5,867)
Other current operating income	322		322
Other current operating expenses	(86)		(86)
Amortization of intangibles	(3,024)	2,922 (b)	(102)
Operating income – current	4,420	2,935	7,355
Restructuring costs	(98)	98 (c)	-
Impairment of PP&E and intangibles	(378)	375 (d)	(3)
Other operating income and expenses	520		520
Operating income	4,464	3,408	7,872
Financial expenses	(399)		(399)
Financial income	253		253
Income before tax and associates	4,318	3,408	7,726
Income tax expense	(1,018)	(1,264) (e)	(2,282)
Share of profit/loss of associates	421	88 (f)	509
Consolidated net income	3,721	2,232	5,953
Minority interests	290		290
Net income after minority interests	3,431	2,232	5,663
Average number of shares outstanding (m)	1,346.1		1,346.1
Earnings per share (in euros)	2.55	1.66	4.21

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The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) and of restructuring charges on the 2006 9-month consolidated income statement are as follows:

a)	A charge of €13 million arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

b)	An amortization charge of €2,922 million against intangible assets. This adjustment has no cash impact on the Group.

c)	A pre-tax restructuring charge of €98 million.

d)	An impairment loss of €375 million, relating mainly to Ketek. This adjustment has no cash impact on the Group.

e)	The tax impact primarily comprises:

a.

Deferred taxes of €1,231 million generated primarily by the amortization charge of €2,922 million taken against intangible assets, the impairment of intangibles of €375 million, and the €13 million charge arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

b.	A tax saving of €33 million related to the €98 million of restructuring charges.

f)

In “Share of profit/loss from associates”, an €88 million charge corresponding to amortization and impairment of intangibles (net of tax) and the workdown of acquired inventories. This adjustment has no cash impact on the Group.

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Appendix 5: Trends in selected adjusted income statement items (after tax)

€ million	Q1 2006	Q1 2005	Q2 2006	Q2 2005	Q3 2006	Q3 2005	2006 9 months	2005 9 months
Restructuring costs (Aventis pre-acquisition programs)	-	(9)	-	(10)	-	(2)	-	(21)
Net gains/(losses) on disposals	445	5	2	(1)	-	52	447	56
Provisions for investment portfolio, financial instruments and other items	21	1	(8)	(6)	-	54	13	49
TOTAL after tax	466	(3)	(6)	(17)	-	104	460	84

______________________________

REMINDER

8.00 am CET - WEBCAST

& CONFERENCE CALL (English)

The 3rd quarter 2006 sales and earnings will be reviewed today at 8.00 am (Paris time) by Mr. Hanspeter Spek, Executive Vice-President, Pharmaceutical Operations and Mr. Jean-Claude Leroy, Executive Vice-President, CFO. The slides will be available on http://www.sanofi-aventis.com. This presentation will be followed by a Q&A session.

CALL-IN NUMBERS	The conference will also be available by telephone via the following numbers:

France	+33 (0) 1 70 99 42 67
UK	+44 (0) 207 138 0835
USA	+1 718 354 1172

AUDIO REPLAY	Available online at http://www.sanofi-aventis.com and through the numbers below (until November 9, 2006):

France	+33 (0) 1 71 23 02 48
UK	+44 (0) 207 806 1970
USA	+1 718 354 1112
Access code	6082411#

Investor Relations Department

Paris: +33 1.53.77.45.45 – New York: +1.212.551.4018

Email: IR@sanofi-aventis.com

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